Consent of Independent Registered Public Accounting Firm

The Board of Directors
Fulton Financial Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-175065) on Form S-8/A of Fulton Financial Corporation of our reports dated March 1, 2019, with respect to the consolidated balance sheets of Fulton Financial Corporation as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appears in the December 31, 2018 annual report on Form 10-K of Fulton Financial Corporation.

Philadelphia, Pennsylvania
June 18, 2019